UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

[   ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[X] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: September 30, 2009

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CIT Group Inc.
Full Name of Registrant

N/A
Former Name if Applicable

505 Fifth Ave.
Address of Principal Executive Office (Street and Number)

New York, New York 10017
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

CIT Group Inc. (“CIT”, “the Company”) was unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2009 by the prescribed filing deadline (November 9, 2009) without unreasonable effort and expense as explained below. The Company expects to complete and file the Form 10-Q by the fifth business day following the prescribed date.

As previously disclosed in the Company’s Current Report on Form 8-K dated November 4, 2009, CIT Group Inc., and CIT Group Funding Company of Delaware LLC filed voluntary petitions for relief under Chapter 11 Bankruptcy on November 1, 2009. Management, with approval from the Company’s Board of Directors, commenced this voluntary bankruptcy filing after receiving approval of a proposed prepackaged plan of reorganization by approximately 90% of the bondholders who voted. The voluntary prepackaged bankruptcy is an element of the business restructuring plan that the Company is executing to restore the Company’s access to liquidity and competitively priced funding to support its long-term business model. The restructuring plan and its related measures are subject to a number of uncertainties and there can be no assurance that it will be successfully completed.

The time period between the November 1 bankruptcy filing date and the statutory Form 10-Q filing date was not sufficient for the Company to complete the appropriate level of due diligence and review with respect to certain accounting and disclosure matters without unreasonable effort and expense, particularly in light of multiple work streams and priorities related to the reorganization. The following accounting and disclosure issues within our Form 10-Q filing are among those impacted by the reorganization and timing of recent events:

  Subsequent Events disclosure

  Liquidity and Reorganization plan disclosures

  Risk Factors

  Accounting for derivatives, including discontinuation of certain hedging relationships

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph M. Leone	973	740-5752
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    |X| Yes    |_| No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report net losses attributable to common shareholders of approximately $1.1 billion and $3.2 billion for the three and nine months ended September 30, 2009. The comparable amounts for the 2008 periods were losses of $0.3 billion and $2.7 billion. The results for the nine months ended September 30, 2008 included a $2.1 billion loss from a Discontinued Operation resulting from the sale of the Company’s home lending business and a $455 million goodwill and intangible asset impairment charge. The expected results for the nine months ended September 30, 2009, which relate entirely to continuing operations, include a $692 million goodwill and intangible asset impairment charge, increased provision for credit losses and reduced net interest revenue, reflective of the Company’s liquidity events and the weak economic environment.

CIT Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2009	By:

Title: